December 6, 2010

Mr. Andrew Mew

Accounting Branch Chief

Securities and Exchange Commission

Washington, DC 20549

RE: Diamond Information Institute, Inc.

File No. 333-149978

Form 10K for 12/31/2009 and Form 10Q for 06/30/2010

Dear Mr. Mew:

This cover letter is sent to explain and provide references to appropriate changes made in disclosures contained in the above referenced filings for Diamond Information Institute, Inc.

Form 10K for the fiscal year ended December 31, 2009 – Financial Statements

1.

In response to comment number 1 in your letter dated October 26, 2010, we have added the audit opinion letter of MSPC as page F-2 in the amended filing.

2.

In response to comments number 2 and 3 in your letter dated October 26, 2010, we have amended the language of the Financial Statements in both Footnote 1 – Nature of Operations and Business Continuity on page F-7 and Footnote 8 – Discontinued Operations on page F-13 to more clearly explain the transactions that resulted in the divestment of the jewelry business operations and in order to give clearer reasoning of why these operations are classified on the financial statements as discontinued operations.

3.

In response to comment number 3 in your letter dated October 26, 2010, we also amended the language in Footnote 9 – Subsequent Events to accurately state the number of shares and percentage of outstanding shares conveyed to the Buyer in the March 18, 2010 transaction described therein.

4.

We interpret your comment number 4 in your letter dated October 26, 2010 to pertain to future filings by the Company as opposed to this filing for the fiscal year ended December 31, 2009. If our understanding is incorrect on this matter, please advise.

Form 10Q for the quarterly period ended June 30, 2010

1.

In response to your comment number 5 in your letter dated October 26, 2010, we have labeled the columns of the Financial Statements as “not reviewed” and added Footnote 8 – Substantially Deficient Filing of Form 10Q wherein we describe both the reason for the substantially deficient filing and the remedy proposed to bring the filing into compliance with applicable securities law.

2.

In response to your comment number 2 in your letter dated November 18, 2010, we have modified Item 4(T) Controls and Procedures in the filing to include new management’s evaluation of disclosure controls and procedures, the related deficiency in prior disclosure controls and procedures and the proposed remedies to achieve adequate disclosure controls and procedures for both this filing period and subsequent filing periods for the Company.

3.

Lastly, as requested in your comment number 2 of your letter dated November 18, 2010, we have deleted the section titled “Management’s Report on Internal Control over Financial Reporting”.

We are including with this letter the amended filings for Form 10K for the fiscal year ended 12/31/2009 and for Form 10Q for the quarter ended June 30, 2010 in track changes formatted .doc files for easier reference to the changes described above. We look forward to concluding these matters at hand with your assistance so that we may subsequently finish the process of further amending our Form 10Q for the quarter ended June 30, 2010 after the completion of the review of the financial statements therein by our newly engaged registered public accounting firm.

Very truly yours,

/s/ Daniel McCormick

Daniel McCormick

President

Enclosures

2